NexCore Healthcare Capital Corp

1621 18th Street, Suite 250

Denver CO, 80220

December 24, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Kristina Aberg, Attorney-Advisor

100 F Street, N.E.

Washington, D.C. 20549

Re: NexCore Healthcare Capital Corp

Form 10-K for the Year Ended December 31, 2012
Filed April 1, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 8, 2013
File No. 000-50764

Ladies and Gentlemen:

On April 1, 2013, NexCore Healthcare Capital Corp (the “Company”) filed its annual report on Form 10-K for the year ended December 31, 2012 (the “10-K Filing”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1934. On May 8, 2013, the Company filed its quarterly report on Form 10-Q for the quarterly period ended March 31, 2013 (the “10-Q Filing”) with the Commission. The Company received comments on the 10-K Filing and the 10-Q Filing from the Division of Corporation Finance (the “Staff”) of the Commission on December 12, 2013 (the “Letter”) by e-mail. The Company is concurrently filing via EDGAR Amendment No. 1 to the Form 10-Q reflecting the Company’s response to the Staff’s comments.

This letter is provided by the Company in response to the comments in the Letter. For your convenience, the comments in the Letter are provided below, followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2012 Item 1. Business, page 3
Staff Comment:

1. In future Exchange Act periodic reports, please enhance your disclosure regarding the healthcare facilities that you manage. By way of example only, please discuss any material terms of the management agreements that you have in place including fee arrangements, revenue escalation provisions, and any termination provisions, property type, any concentration of geographic location for these properties, and dependence on one or a few major clients. Refer to Item 101(h) of Regulation S-K.

Company Response:	We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate.

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Staff Comment:

2. We note that you have several projects currently under development. In your future Exchange Act periodic reports, please disclose the costs incurred to date and budgeted costs for each material development.

Company Response:	We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate.
Revenue, page 27
Staff Comment:

3. In future Exchange Act periodic reports, please include a discussion of how your leasing commissions and tenant consulting fees and your property and asset management fees are calculated. For example only, please explain whether such commissions and/or fees are based on a percentage of the revenues from the executed leases. To the extent such fees are based on leasing revenues, please include a discussion of the average term of your leases, the impact that changes in occupancy and changes in leasing rates has had on your commissions and/or fees during the reporting period and identify the relationship of the leasing rates on expiring leases to the rates on new leases.

Company Response:	We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate.
Operating Expenses, page 28
Staff Comment:

4. In future Exchange Act periodic reports, please provide more information regarding the increase in your direct cost of revenue and discuss the relationship, if any, to the changes in your revenue line items.

Company Response:	We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate.
Biographical Information, page 32
Staff Comment:

5. In future Exchange Act periodic reports, please include a discussion of the prior business experience of each of your directors and executive officers for the past five years. Please refer to Item 401(e)(1) of Regulation S-K. For example only, we were unable to locate a discussion of the principal occupations or employment of Mr. Lawless from August 2009 to August 2011.

Company Response:	We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate.

Board Committee Assignments, page 34
Staff Comment:	6. In future Exchange Act periodic reports, please include the disclosure required by Item 407(d)(5) of Regulation S-K or advise.

Company Response:	We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate.

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Item 11. Executive Compensation, page 35
Staff Comment:

7. We were unable to locate the disclosure required by Item 402(p) of Regulation S-K. In future Exchange Act periodic reports, please include such disclosure and include sample language in your response letter, or advise us why you believe this disclosure is not required.

Company Response:

We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate. For example, in response to the Staff’s comment, the following table provides the information required by Item 402(p) as of December 31, 2012:

Name	Option awards					Stock awards
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($) (1)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Gregory C. Venn	-	-	-	-		88,889	$36,388	-	-
Peter K. Kloepfer	-	-	-	-		75,555	$30929	-	-
Robert D. Gross	-	-	-	-		44,445	$18,194	-	-
Robert E. Lawless	166,667	333,333	500,000	$0.16	8/15/2018	26,667	$10,916	-	-

(1)	The market values of the shares of restricted stock, which includes an attached B Unit for each share of restricted stock, that have not vested are calculated by multiplying the number of shares shown in the table by the closing share price of NexCore Common Stock on December 31, 2012 and the fair market value of the B Units on December 31, 2012.

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Summary Compensation Table, page 35

Staff Comment:

8. In future Exchange Act periodic reports, please expand the narrative disclosure to your summary compensation table. In particular, please discuss any material factors relating to how the annual salaries, bonuses and stock awards were determined for Messrs. Venn, Kloepfer and Gross. Refer to Item 402(o) of Regulation S-K.

Company Response:	We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate.
Table of Beneficial Ownership, page 38
Staff Comment:

9. In future Exchange Act periodic reports, please identify the natural persons that have voting and dispositive power of the shares owned by BOCO Investments, LLC and GDBA Investments LLLP in the footnotes to the beneficial ownership table.

Company Response:	We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate.
Item 13. Certain Relationships and Related Transactions, and Director …, page 40
Staff Comment:	10. We were unable to locate the disclosure required by Item 407(a) of Regulation S-K. In future Exchange Act periodic reports, please include this disclosure or otherwise advise.
Company Response:	We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate.
Staff Comment:

11. Please confirm that any compensation paid to your named executive officers and directors pursuant to interests in Equity Participation LLC will be disclosed in your future Exchange Act reports. Refer to Items 402 and 404 of Regulation S-K.

Company Response:	We acknowledge the Staff’s comment and confirm that any compensation paid to our named executive offers and directors pursuant to interests in Equity Participation LLC will be disclosed in our future Exchange Act reports as appropriate.
Staff Comment:

12. In future Exchange Act periodic reports, please include the disclosure required by Item 404(d) of Regulation S-K for each of the related party transactions you identify and discuss. For example only, in the “Revenue, Direct Costs of Revenue and Accounts Receivable” section on page 40, we were unable to locate the name of the related persons involved in these transactions and their relationships with the company, the related persons’ interest in the transactions, the approximate dollar amount involved in the transactions and the approximate dollar amount of the related persons’ interest in the transactions.

Company Response:	We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate.

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(d) Signatures, page 43
Staff Comment:

13. In future Exchange Act periodic reports, as appropriate, please identify that your principal executive officer or officers, your principal financial officer or officers and your controller or principal accounting officer have signed the report. Please refer to General Instruction D to Form 10-K.

Company Response:	We acknowledge the Staff’s comment and will revise our future filings accordingly and as appropriate.
Exhibit Index, page E-1
Staff Comment:

14. In your next Exchange Act report, please file as exhibits, as appropriate, any agreements or arrangements that relate to the reorganization described on page 7 as required by Item 601(b)(2) of Regulation S-K and the voting trust agreement discussed on page 11 as required by Item 601(b)(9) of Regulation S-K or advise.

Company Response:	We acknowledge the Staff’s comment and will file, as exhibits, such agreements or arrangements in our next Exchange Act report, as appropriate.
Form 10-Q for the quarterly period ended March 31, 2013
Staff Comment:	15. Please amend your 10-Q to include as an exhibit the compensation arrangement through Equity Participation LLC. Refer to Item 601(b)(10) of Regulation S-K.
Company Response:	Concurrent with the filing of this letter, we have filed an amended 10-Q including the Equity Participation LLC Operating Agreement as an exhibit as requested.

In addition, at the request of the Staff, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact me by phone at (720) 264-0630 or email at robert.lawless@nexcoregroup.com with a copy to Jeff Haughey at jeff.haughey@huschblackwell.com and Rebecca Taylor at rebecca.taylor@huschblackwell.com.

Respectfully Submitted,

/s/ Robert E. Lawless

Robert E. Lawless

Chief Financial Officer

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